Exhibit 21.1

List of Subsidiaries of TessPay, Inc.

Name	State/Country of Organization or Incorporation
TessPay Services Inc.	Delaware
TessPay Ltd.	United Kingdom
TessPay Services Canada Inc.	Canada (Ontario)
Create.iF Manage Limited	United Kingdom
TessPay Finance Inc.	Delaware